                                    EXHIBIT A

                              ACQUISITION AGREEMENT

                                  BY AND AMONG

                             PACIFIC HOLDINGS GROUP,

                         PACIFIC FINANCIAL GROUP, INC.,

                            AUTOCORP EQUITIES, INC.,

                                       AND

                          AUTOCORP ACQUISITION PARTNERS

                           DATED AS OF AUGUST 18, 2004

                                TABLE OF CONTENTS

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                                      -ii-

                              ACQUISITION AGREEMENT

     THIS ACQUISITION AGREEMENT (this "Agreement"), dated as of August 18, 2004, is made and entered into by and among Pacific Holdings Group, a Nevada corporation ("Holdings"), Pacific Financial Group, Inc., a Delaware corporation
("Financial" and, together with Holdings, the "Sellers"), AutoCorp Equities,
Inc., a Nevada corporation (the "Company"), and AutoCorp Acquisition Partners, a
Texas general partnership ("Purchaser").

                             INTRODUCTORY STATEMENTS

     Pacific Electric Wire & Cable Co., Ltd., is a company limited by shares formed under the laws of the Republic of China ("Pacific Electric"). Pacific
Electric owns, directly or indirectly, 100% of Pacific USA Holdings Corp., a
Texas corporation ("PUSA"). PUSA owns 100% of both Holdings and Financial.

     Holdings owns 94,000,000 shares of Common Stock of the Company, par value
$.001 per share ("Common Stock"), of which 35,000,000 shares are pledged to Far
East National Bank ("FENB") to secure a loan made to Holdings and its affiliate,
Pacific American Distribution Company.

     In addition, Holdings owns 4,086,856 shares of Series A Cumulative
Convertible Preferred Stock, par value $.001 per share, of the Company (the
"Series A Preferred Stock"), which is convertible, at any time, at the option of the holder, into 40,868,560 shares of Common Stock.

     Financial is an affiliate of Holdings and owns 1,621,642 shares of Series B
Non-Cumulative Convertible Preferred Stock, par value $.001 per share, of the
Company (the "Series B Preferred Stock"), which is convertible, at any time, at the option of the holder, into 1,621,642 shares of Common Stock.

     By virtue of the Common and Preferred Stock owned by the Sellers, Pacific
Electric owns indirectly approximately 90.42% of the voting power of the Company on a fully diluted basis.

     Pacific Electric, through various subsidiaries, has advanced funds to the
Company, the outstanding balance of which is currently approximately $3.8 million. In addition, Pacific Electric has guaranteed a $10 million revolving loan from FENB to AFCO Receivables Funding Corp., a wholly owned subsidiary of the Company (the "FENB" Loan).

     Due to the magnitude of the losses, Pacific Electric has determined to discontinue funding the operations. As a result, the Company can no longer continue in business. Pacific Electric is prepared to terminate all operations, if the Transaction is not consummated.

     Purchaser has an oral commitment from a new source of financing for the
Company, and believes it can modify the Company's business model and operate it profitably with this new financing, if it can gain control of the Company.

     The financing source has also said it is willing to substitute its $10 million guaranty for that of Pacific Electric on the FENB Loan. FENB has indicated it is willing to accept the new guaranty by the Purchaser's financing source in substitution and release Pacific Electric from its $10 million guaranty.

     Purchaser is a Texas general partnership. It has two general partners;
Charles Norman and Peter D. Ubaldi. Mr. Norman is currently the President and
Chief Executive Officer of the Company, and Mr. Ubaldi is the Executive Vice
President of the Company.

     In view of the foregoing, the Sellers desire to sell to Purchaser, and
Purchaser desires to purchase, all the equity securities of the Company, of any kind, owned by the Sellers, on the terms and conditions set forth in this
Agreement.

     Accordingly, for and in consideration of the foregoing and the mutual agreements, representations, warranties, covenants and conditions herein set forth, and other good, valid and binding consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

                                    ARTICLE I

                                 THE TRANSACTION

     Section 1.01 The Transaction.

     The transaction (the "Transaction") shall consist of the following:

     (1) The Sellers will sell, assign and transfer to Purchaser any and all equity securities of the Company owned by them, including, without limitation
94,000,000 shares of Common Stock, 4,086,856 shares of Series A Preferred Stock, and 1,621,642 shares of Series B Preferred Stock (collectively, the "Shares")
free and clear of all liens or encumbrances of any kind. The Sellers shall secure the full, complete and unconditional release of 35 million shares of
Company Common Stock (which are included in the 94,000,000 shares owned by
Holdings) held as collateral by FENB in connection with a loan made to Holdings and Pacific American Distribution Company.

     (2) Holdings will cancel, or assign and transfer to the Company all its right, title and interest in and to, any and all liabilities and obligations, in any and all forms, owing as at July 31, 2004 from the Company or any subsidiary of the Company whose financial statements are consolidated with those of the
Company (the "Company Subsidiaries") to Holdings or to any affiliate of Holdings that is not a Company Subsidiary (including, without limitation, all intercompany payables due to the Sellers from the Company, such as the current balances at the Closing of the "Accounts Payable-affiliates" ($28,589) and
"Long-Term Debt due to affiliated entity" ($3,440,197) items reflected on the
Company's consolidated balance sheet at December 31, 2003).

     (3) Holdings shall assume all obligations of American Finance Company Inc.
with respect to that certain Residual Interest Purchase Agreement with Coastal
Capital Corporation dated as of May 21, 2003.

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     (4) Holdings shall cause the Company to pay or make provision for payment of the following:

          (a) Payroll in the amount of $88,817.84, representing (i) payroll for
     AutoCorp Financial Services, Inc. in the amount of $23,891.52 for the pay period July 17, 2004 through July 31, 2004 and the amount remaining unpaid for the pay period July 01, 2004 through July 16, 2004 for Kurt Baker and
     Michael Dumont; (ii) payroll for American Finance Company, Inc. in the amount of $11,537.08 for the pay period July 17, 2004 through July 31,
     2004; (iii) payroll for the Company in the amount of $29,525.34 for the pay period July 01, 2004 through July 16, 2004 for Charles Norman and Peter
     Ubaldi and the pay period July 17, 2004 through July 31, 2004 for Terri
     Ashley; and (iv) payroll for the Company for Charles Norman and Peter
     Ubaldi in the amount of $23,863.90 for the pay period July 17, 2004 through
     July 31, 2004. The Sellers shall not be responsible or liable, in any way, for any other payment, however characterized, arising from or associated with the employment of any employee by the Company or any of the Company
     Subsidiaries, including, without limitation, wages, salary, accrued and unpaid vacation, sick leave, health benefits, other benefits or termination expenses.

          (b) Unpaid withholding taxes, payroll taxes, employee benefits and expenses incurred by employees on behalf of the Company in an amount not to exceed $85,033.82 and the Sellers shall not be responsible or liable, in any way, for any other payment or obligation in respect of such taxes, benefits or expenses.

     (5) Holdings will deposit the sum of $56,000 to JPMorgan Chase Bank, account number 637004474867 in the name of AutoCorp Equities, Inc. (the
"JPMorgan Chase Collection Account"), to reimburse such account for monies previously borrowed by the Company.

     (6) The Sellers will deliver to the Company possession of any and all property of the Company in their possession (including property on their premises and property located in offsite warehouses) other than property or assets that constitute Excluded Assets.

     (7) The current Board of Directors of the Company, consisting of designees of Holdings, will at the Closing elect persons designated by Purchaser (to the extent allowed under Nevada law and the certificate of incorporation and by-laws of the Company) to the Board of Directors and will then resign from the Board upon compliance by the Company with Section 14(f) of the Securities Exchange Act of 1934, as amended and the expiration of the required notice period or upon provision of a legal opinion of counsel to the Company or the Purchaser to such directors that such resignations are in compliance with all applicable laws.
Holdings shall be responsible for reasonable expenses incurred in connection with compliance with Section 14(f) and mailing of the required notice to shareholders of the Company.

     (8) Purchaser agrees that on or prior to the Closing, the Company will, or will cause the relevant Company Subsidiary to, transfer to Holdings or its designee, the following (the "Excluded Assets"):

          (a) All cash balances in any and all bank accounts of the Company at
     Closing, including, without limitation, the following accounts:

     Company                         Financial Institution       Account #
     -------                         ---------------------       ---------
     American Finance Company, Inc.  Bank of America            004790755331

     American Finance Company, Inc   Far East National Bank     0641054208

     American Finance Company, Inc.  Interstate NetBank         500500006999

     AutoCorp Equities, Inc.         JP Morgan Chase            637004474865

     AFCO Receivables Funding Corp.  Far East National Bank     0641055719

     But excluding the following:

          (i)  Balances in accounts at FENB held as reserve as collateral by
               FENB in accordance with that the terms of that certain Revolving
               Loan and Security Agreement dated as of November 24, 2003, between FENB and AFCO Receivables Funding Corporation ("AFCORF"),
               an indirect wholly-owned subsidiary of the Company; and

          (ii) Balances held in trust in the J.P. Morgan Chase Collections
               Account for the owners of certain auto loan receivable
               portfolios.

          (b) all right, title and interest of the Company or the Company
     Subsidiaries in all residual interests created pursuant to (i) the Trust
     Agreement dated as of March 1, 1997 between PSB Receivables II Corp., as depositor, and PSB Receivables III Corp., as the company, (ii) the Trust
     Agreement dated as of June 1, 1997 between PSB Receivables IV Corp., as depositor, and PSB Receivables V Corp., as the company, (iii) the Trust
     Agreement dated as of September 1, 1997 between Bear Stearns Asset Backed
     Securities, Inc., as depositor, and PSB Receivables V Corp., as the company, and (iv) the Trust Agreement dated as of December 1, 1997 between
     Bear Stearns Asset Backed Securities, Inc., as depositor, and PSB
     Receivables IV Corp., as FHA insurance holder, which residual interests are currently listed as an asset on the consolidated Company balance sheet in an amount of $2,000,000; and any other related or similar assets that have been contributed, loaned, assigned, granted or otherwise conveyed to the
     Company or the Company Subsidiaries by the Sellers or any affiliate of the
     Sellers at any time, whether or not recorded on the Company's balance sheet;

          (c) that certain 1993 Lexus SC coupe, VIN: JT8JZ31C3P0011264, transferred to ACE Motor Co. from PUSA;

          (d) all receivables, in any form, due from Holdings or any Affiliate of Holdings (other than the Company or the Company Subsidiaries).

          (e) all other, if any, tangible or intangible assets or rights not directly associated with the Company's primary business of automobile sub-prime loan acquisition, holding and sale properties including but not limited to:

               (i)    Interest in vacant land,

               (ii)   Residual interest in commercial or residential real
                      properties, excluding leasehold,

               (iii)  Cash deposited at undisclosed bank accounts as of the
                      Closing Date, or cash-equivalent bonds, treasury bills,
                      insurance policies, certificate of deposits or the like,

               (iv)   Portfolio investment of any sort,

               (v)    Automobile loan-related account receivables which were
                      written off but are recovered subsequent to the Closing,
                      and

               (vi)   Any accounts receivable other than automobile
                      loan-related.

     (9) Purchaser agrees to obtain the release from FENB of the Pacific
Electric guaranty of the Note issued by AFCORF under the FENB Loan Agreement.

     (10) Holdings and the Company will terminate at the Closing their
Standstill Agreement dated June 30, 2003.

     (11) Holdings will use its commercially reasonable efforts to cause all right, title and interest to the ILAP software currently subject to a sale/leaseback with Illinois Union to be transferred to the American Finance
Company Inc. in consideration for $1.00 upon such software being reconveyed to
Pacific USA Holdings Corp. ("PUSA") and after the effective date of the plan of reorganization of PUSA.

     (12) Holdings will assume all responsibility to handle and all liability relating to those certain claims of Brian L. Beatty (claim # 04 010892-0) and J.
Hayes Neely (claim # 04 010864-0) for unpaid commissions filed with the Texas
Workforce Commission.

     Section 1.02 Additional Actions. If, at any time after the Closing, any party (the "Requesting Party") shall consider or be advised that any deeds, bills of sale, assignments, assurances, or any other actions or things are necessary or desirable to vest, perfect or confirm, of record or otherwise, in it its right, title or interest in, to or under any of the rights, properties or assets acquired by or to be acquired by it as a result of, or in connection with, the Transaction or otherwise to carry out this Agreement, whether as a result of an audit or inventory conducted in accordance with Section 1.03 below or otherwise, each of the parties shall take such further action (including the execution and delivery of such further instruments and documents) as the
Requesting Party reasonably may request, all the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article VIII below) and the officers and directors of the party requested to provide such documentation or action (the "Delivering Party") shall be authorized to, and shall promptly, execute and deliver, in the name and on behalf of the Delivering Party, all such deeds, bills of sale, assignments and assurances and shall take and do, in the name and on behalf of the Delivering Party, or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Requesting
Party or otherwise to carry out this Agreement.

     Section 1.03 Post Closing Cooperation. The Purchaser and the Company shall allow the Sellers and their counsel, accountants, auditors, lenders and other representatives reasonable access, upon reasonable notice during normal business hours, to all of the plants, offices, properties, books and records, contracts and commitments of the Company and the Company Subsidiaries, whether such are located at the offices of the Company, the offices of the Company Subsidiaries, or offsite from the offices of any of them for a period of up to three Business
Days no later than January 31, 2005 and for a period of up to two calendar weeks during the period the financial auditors of the Company are conducting the audit of the Company's books and records for the period ending December 31, 2004, which is expected to be between the Closing and March 31, 2005 (or if no such audit is conducted, no later than June 30, 2005), in each case to conduct a due diligence review, at the Sellers' own expense, in respect of identifying any
Excluded Assets of the Company that have not previously been transferred to
Holdings as required by this Agreement. The Purchaser shall, and shall cause the
Company and the Company Subsidiaries to, cooperate with the Sellers and their professional advisers as may be requested by the Sellers in connection with such reviews and will make personnel of the Company and the Company Subsidiaries available to the Sellers in connection therewith.

     Section 1.04 Fair Value. The Purchaser, the Company and the Sellers agree that the value of the obligations and liabilities of the Company and the Company
Subsidiaries listed in Section 1.01 to be assumed by the Sellers is at least equal to the value of the Excluded Assets to be transferred to the Sellers and that the transfers contemplated by this Agreement are not being undertaken with any intent to hinder, delay or defraud creditors of the Company.

                                   ARTICLE II

                                   THE CLOSING

     Section 2.01 The Closing. The Closing of the Transaction (the "Closing")
shall, subject to the provisions of Article VI hereof, take place on or about
August 20, 2004 at the offices of Holdings or at such other date, time and place as the parties mutually agree. The date on which the Closing actually occurs is referred to herein as the "Closing Date."

     Section 2.02 Deliveries by the Sellers to Purchaser. Unless previously delivered, at the Closing, the Sellers shall deliver, or cause to be delivered, to Purchaser, for its own account, or to the Company (or to Purchaser for the benefit of, and post-Closing delivery to, the Company where appropriate) the following:

          (a) certificates duly endorsed for transfer, evidencing the stock specified in Section 1.01(1) (other than the 35,000,000 shares pledged to
     FENB) and evidence of payment of the loan to FENB with an acknowledgement by FENB that it will be releasing the shares pledged (to be delivered to
     Purchaser).

          (b) instruments canceling, or assigning and transferring, the liabilities and obligations of the Company and the Company Subsidiaries described in Section 1.01(2) hereof, including the intercompany payables described therein.

          (c) Evidence of payment to the party to whom payment is owed, of the amounts described in Section 1.01(4) hereof.

          (d) Evidence of payment to the collection account of the amount specified in Section 1.01(5) hereof.

          (e) Possession (and, where appropriate, signed documents evidencing title to) the properties described in Section 1.01(6) hereof.

          (f) A copy of resolutions adopted by the current Board of Directors of the Company, as of the Closing Date, electing the designees of the
     Purchaser to the Board of Directors of the Company (as required by Section
     1.01(7) hereof).

          (g) Original, signed resignations of each of the members of the current Directors of the Company, undated and delivered to Coudert Brothers
     LLP as escrow agent to be released upon completion of procedures required by Section 1.01(7) hereof.

          (h) any consents or approvals of third parties required to be obtained by the Sellers pursuant to Section 5.03 hereof.

          (i) an executed counterpart of a document terminating the Standstill
     Agreement referred to in Section 1.01(10) hereof.

          (j) all other previously undelivered documents, instruments and writings required to be delivered by the Sellers to the Company or
     Purchaser at or prior to the Closing, pursuant to this Agreement, or otherwise required in connection herewith.

     Section 2.03 Deliveries by the Company. At the Closing, the Company shall deliver, or cause to be delivered, to the Sellers (unless delivered previously)
the following:

          (a) any executed documents necessary or appropriate to transfer to
     Holdings the account balances described in Section 1.01(8)(a) hereof.

          (b) an executed document or documents transferring to Holdings the asset of the Company described in Section 1.01(8)(b) hereof.

          (c) executed documents transferring to Holdings the assets or properties, if any, described in Sections 1.01(8)(c), (d) ,(e) and (f)
     hereof.

          (d) any consents or approvals of third parties required to be obtained by the Company pursuant to Section 5.03 hereof.

          (e) all previously undelivered documents, instruments and writings required to be delivered by the Company to the Sellers, at or prior to the
     Closing, pursuant to this Agreement, or otherwise required in connection herewith.

     Section 2.04 Deliveries by the Purchaser. At the Closing, the Purchaser
shall deliver, or cause to be delivered, to the Sellers (unless delivered previously) the following:

          (a) the release by FENB of the Pacific Electric Guaranty referred to in Section 1.01(9) hereof.

          (b) an executed counterpart of the terminating document described in
     Section 1.01(10) hereof.

          (c) any consents or approvals of third parties required to be obtained by the Purchaser pursuant to Section 5.03 hereof.

          (d) all previously undelivered documents, instruments and writings required to be delivered by Purchaser to the Sellers, at or prior to the
     Closing, pursuant to this Agreement, or otherwise required in connection herewith.

                                  ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE SELLERS

     Each of Holdings and Financial hereby represents and warrants to Purchaser, as to itself only and not as to any other party, as follows:

     Section 3.01 Power and Capacity.

          (a) It is a corporation duly organized, validly existing and has full power and authority to enter into, execute, deliver and perform this
     Agreement, and to sell, assign and transfer the Shares owned by it to the
     Purchaser. It has obtained all approvals, if any, necessary to perform its obligations under this Agreement and to sell, assign and transfer the
     Shares owned by it to the Purchaser.

     Section 3.02 No Conflicts. The execution, delivery and performance of this
Agreement by Holdings or Financial, and the consummation of the Transaction will not:

          (a) violate, conflict with, affect acceleration of, or result in termination, cancellation or modification of, or constitute a default under
     (i) any contract, agreement or other instrument to which either Holdings or
     Financial is a party or by which Holdings or Financial or its respective assets is bound or (ii) any note, bond, mortgage, indenture, deed of trust, license, lease, contract, commitment, understanding, arrangement, agreement or restriction of any kind or character to which Holdings or Financial is a party or by which Holdings or Financial may be bound or affected,

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          (b) violate any statute or Law or any judgment, decree, order, writ, injunction, regulation or rule of any court or any local, state or federal governmental or regulatory authority, or

          (c) result in a violation or breach of or constitute a default under any term or provision of its Articles of Incorporation or its Bylaws.

     Section 3.03 Ownership of the Shares.

          (a) Holdings and Financial are the lawful owners, beneficially and of record, of the Shares, free and clear of all liens, claims, charges, encumbrances, restrictions, rights, options to purchase or commitments of every kind and description except for the security interest of FENB in
     35,000,000 shares of Common Stock owned by Holdings (and pledged as collateral to secure a loan made by FENB to Holdings' affiliate, Pacific
     American Distribution Company), the release of which security interest
     Holdings will obtain prior to the Closing.

          (b) The sale of the Shares and any of the underlying assets and properties owned or used by the Company are to be conveyed at the Closing,
     "as is, where is", and, except as otherwise set forth herein, the Sellers expressly disclaim any warranty or guarantee of quality or condition thereof.

     Section 3.04 Transfers of Shares/Assets of the Company. Except for the
pledge by Holdings of 35,000,000 shares of Common Stock by Holdings, neither
Holdings nor Financial, nor to the best of their knowledge (which does not include the knowledge of Charles Norman or Peter Ubaldi) the Company, has sold, transferred, issued, pledged or conveyed since June 30, 2003 (i) any stock of any class of the Company to any other person, or (ii) any assets of the Company or Company Subsidiaries relating to the Company's auto loan business, in each of case (i) and (ii) that have not been reflected in the books and records of the
Company. This representation shall survive for a period of six (6) months from the Closing.

     Section 3.05 Binding Effect. This Agreement constitutes its valid and binding obligation enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, fraudulent transfer and conveyance, voidable preference, moratorium, receivership, conservatorship, arrangement or similar laws, and related regulations and judicial doctrines, from time to time in effect affecting creditors' rights and remedies generally.

     Section 3.06 Board and Shareholder Actions. The Sellers have delivered, or caused to be delivered to the Secretary of the Corporation, copies of minutes of all meetings, or actions taken by written consent, in each case from June 11,
2004 until the Closing, of the directors of the Company and the Company
Subsidiaries appointed by Holdings as majority shareholder by action on June 11,
2004 and minutes of all meetings, or actions taken by written consent, of the shareholders of the Company and the Company Subsidiaries from June 11, 2004 until the Closing.

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                                   ARTICLE IV

                  REPRESENTATIONS AND WARRANTIES OF PURCHASER

     Purchaser represents and warrants to the Sellers as follows:

     Section 4.01 Power and Capacity of Purchaser. Purchaser is a general partnership under the laws of the State of Texas and has all requisite power and authority to enter into, execute and deliver this Agreement and to and perform its obligations hereunder. Purchaser has obtained all approvals, if any, necessary to perform its obligations under this Agreement.

     Section 4.02 No Conflicts. The execution, delivery and performance of this
Agreement by Purchaser, and the consummation of the Transaction will not:

          (a) violate, conflict with, affect acceleration of, or result in termination, cancellation or modification of, or constitute a default under
     (i) any contract, agreement or other instrument to which Purchaser is a party or by which Purchaser or its assets is bound or (ii) any note, bond, mortgage, indenture, deed of trust, license, lease, contract, commitment, understanding, arrangement, agreement or restriction of any kind or character to which Purchaser is a party or by which Purchaser may be bound or affected,

          (b) violate any statute or Law or any judgment, decree, order, writ, injunction, regulation or rule of any court or any local, state or federal governmental or regulatory authority, or

          (c) violate its partnership agreement.

     Section 4.03 Consents and Approvals. Purchaser is not required to obtain, transfer or cause to be transferred any consent, approval, license, permit or authorization of, or make any declaration, filing or registration with, any third party or any public body or authority in connection with (a) the execution and delivery by Purchaser of this Agreement, or (b) the consummation of the
Transaction, or (c) the future conduct by the Company or any of the Company
Subsidiaries of their business, other than those that may be required solely by reason of Purchaser's or the Company's participation in the Transaction.

     Section 4.04 Investment Purposes. Purchaser is purchasing the Shares solely for investment with no present intention to distribute any of the Shares to any person, and Purchaser will not sell or otherwise dispose of any of the Shares, except in compliance with the registration requirements or an exemption therefrom under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, and any other applicable securities laws.

     Section 4.05 Independent Investigation. In making the decision to purchase the Shares, Purchaser has relied upon an independent investigation made by it and/or its representatives and has not relied on any information or representations made by third parties or on any oral or written representations or assurances from the Sellers or the Company or any representative or agent of the Sellers or the Company other than as set forth in this Agreement. The general

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partners of the Purchaser are actively involved in the day-to-day management of the Company, are knowledgeable about the business of the Company, have had access and opportunity to examine all material books and records of the Company and have had a reasonable opportunity to obtain all information they believe necessary or appropriate to evaluate the suitability of the Purchaser's investment in the Shares.

     Section 4.06 Binding Effect. This Agreement constitutes its valid and binding obligation enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, fraudulent transfer and conveyance, voidable preference, moratorium, receivership, conservatorship, arrangement or similar laws, and related regulations and judicial doctrines, from time to time in effect affecting creditors' rights and remedies generally.

     Section 4.07 Solvency. Purchaser is not insolvent as of the date of this
Agreement and will not be rendered insolvent as a result of the transaction contemplated herein.

     Section 4.08 No Undisclosed Excluded Assets. To the best of its knowledge and the best knowledge of its partners, there are no Excluded Assets owned by, or due or to become due (with the giving of notice or the passage of time) to the Company or the Company Subsidiaries, or in which the Company or any Company
Subsidiary has an ownership interest, that have not been expressly disclosed in
Section 1.01(8)(a) through (d) of this Agreement. This representation shall survive until the expiration of the period of time Seller has to conduct its due diligence review under Section 1.03 hereof.

                                   ARTICLE V

                        OTHER OBLIGATIONS OF THE PARTIES

     Section 5.01 Conduct of the Company's Business. From the date hereof to the
Closing, except as otherwise expressly set forth in this Agreement, the Company and each Company Subsidiary, the Purchaser and the partners of the Purchaser shall conduct the business, operations, activities and practices of the Company and the Company Subsidiaries only in the ordinary course, unless they have received the prior written consent of Holdings and the Purchaser. The Purchaser acknowledges that Holdings, Financial and Pacific Electric are under no obligation or commitment to fund further loans or capital contributions to the
Company or the Company Subsidiaries and the Board of Directors of the Company
and the Company Subsidiaries must make business decisions in light of current financial circumstances. Therefore, the Company will attempt to minimize the costs and expenses incurred by the Company and will not undertake any commitment in excess of $15,000. Further, the Company will until the Closing, pursue any other inquiries it receives to purchase assets of the Company or otherwise maximize recovery to the shareholders of value from the Company, subject to the restrictions set forth herein. Without limiting the generality of the foregoing, from the date hereof to the Closing, except as expressly contemplated herein, without the prior written consent of Holdings and the Purchaser or as otherwise required by law or regulation, the Company and the Company Subsidiaries shall not:

                                       11

          (a) incur any liabilities or obligations of any nature whatsoever
     (whether absolute, accrued, contingent or otherwise and whether due or to become due), including but not limited to purchases or agreements to purchase prime or sub-prime auto loans, other than liabilities or obligations in the ordinary course of business and not exceeding $15,000;

          (b) increase or change any assumptions underlying, or methods of calculating, any bad debt, contingency or other reserves;

          (c) pay, discharge or satisfy any claim, encumbrance, liability or obligation (whether absolute, accrued, contingent or otherwise and whether due or to become due), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities and obligations, or prepay any liability or obligation having a fixed maturity of more than 90 days from the date such liability or obligation was issued or incurred;

          (d) permit, allow or suffer any of the Company Assets to be subjected to any new or additional mortgage, pledge, lien, encumbrance, restriction or charge of any kind (except for liens arising as a result of Taxes not yet owing);

          (e) cancel any amount of indebtedness or waive any claims or rights of value;

          (f) sell, transfer or otherwise dispose of any of the Company Assets;

          (g) grant any increase in the compensation payable to any employee
     (including, without limitation, any increase or change pursuant to any bonus, pension, profit-sharing, retirement or other plan or commitment);

          (h) pay, loan or advance any amount to, or sell, transfer or lease any of the Company Assets to, or enter into any agreement or arrangements with, any of the officers, directors, stockholders or employees of the Company or any Company Subsidiary;

          (i) enter into any employment agreement or collective bargaining or labor agreement;

          (j) make any capital expenditures or commitments for any purpose;

          (k) make any change in any method of accounting or accounting practice or policy;

          (l) enter into any agreement or contract or commitment of any kind;

          (m) terminate or amend in any material respect any contract, lease, license, or other agreement to which the Company or any Company Subsidiary is a party;

          (n) exercise any option to renew any Lease or any option to purchase any property;

                                       12

          (o) issue any additional shares of capital stock of the Company or any
     Company Subsidiary, or options, warrants, rights (including, without limitation, stock appreciation rights and phantom stock rights) or other securities exercisable for, convertible into or exchangeable for shares of capital stock of any of them, or pay any dividend (or make any other distribution) to the holders of the capital stock of any of them;

          (p) take any other action not in the ordinary course of business and consistent with prudent business practice considering the present financial condition and operations of the Company and the Company Subsidiaries, or otherwise provided for in this Agreement; or

          (q) agree, whether in writing or otherwise, to do any of the foregoing.

     Section 5.02 Access to Books and Records. In order that Purchaser may have full opportunity to make investigations of the Company and the Company
Subsidiaries in connection with the actions contemplated by this Agreement, the
Sellers and the Company shall permit Purchaser and its counsel, accountants, auditors, lenders, environmental consultants and other representatives reasonable access, upon reasonable notice during normal business hours, to all of the plants, offices, properties, books and records, contracts and commitments of the Company from the date hereof through the Closing Date, whether such are located at the offices of the Company, the offices of the Sellers, or offsite from the offices of any of them.

     Section 5.03 Consents. The Purchaser, Holdings, Financial and the Company
each agrees to use its reasonable efforts to obtain prior to the Closing all consents necessary to consummate the Transaction, provided that Holdings,
Financial and the Company shall not be required to incur any material cost in connection with obtaining such consent, but will cooperate with the Purchaser to obtain such consent at the expense of the Purchaser. All such consents shall be in writing and in form and substance reasonably satisfactory to Purchaser, and executed counterparts thereof shall be delivered to Purchaser promptly after receipt thereof by the Sellers or the Company, but in no event later than the
Closing. The Purchaser recognizes that the sale of shares contemplated hereunder will result in a change in control of the Company and the Company Subsidiaries.
The Sellers make no representation or warranty as to contractual arrangements of the Company or the Company Subsidiaries that may be affected by such change in control.

     Section 5.04 Governmental Filings. As soon as practicable, each of the parties shall make any and all filings and submissions to any governmental agency that are required to be made by them in connection with the Transaction.
They shall each furnish to the other such information and assistance as the other party or parties may reasonably request in connection with the preparation of any such filings or submissions. As between the Purchaser and the Sellers, the Purchaser shall be solely responsible for causing the Company to comply with applicable securities laws, make any necessary filings with the Securities and
Exchange Commission and notify other shareholders of the Transaction; provided that Purchaser shall and shall cause the Company to, obtain the prior written consent of the Sellers to any public announcement regarding the Transaction that mentions the Sellers or Pacific Electric, which consent shall not be unreasonably withheld or delayed.

                                       13

     Section 5.05 Covenant to Satisfy Conditions. Each party shall use its reasonable efforts to insure that the conditions set forth in hereof are satisfied, insofar as such matters are within its control.

     Section 5.06 Confidentiality. The parties agree that all information concerning this Agreement and the Transaction, and any and all information learned by one party about another during these proceedings shall be confidential. No party shall release any information regarding this Agreement or the Transaction without the prior written consent of each other party hereto except as may be required to be disclosed by law.

                                   ARTICLE VI

                              CONDITIONS PRECEDENT

     Section 6.01 Conditions Precedent to Obligations of Holdings and Financial.
The obligations of the Sellers and the Company under this Agreement are subject to the satisfaction or, unless prohibited by Law, the waiver by Holdings and/or
Financial, as the case may be, at or before the Closing, of each of the following conditions:

          (a) Representations and Warranties. The representations and warranties of Purchaser contained herein shall be true, complete and accurate as of the date when made and at and as of the Closing Date as though such representations, warranties and statements were made at and as of such date.

          (b) Performance. Purchaser shall have performed and complied with all agreements, obligations and conditions required by this Agreement to be so performed or complied with by it at or prior to the Closing.

          (c) No Injunction. On the Closing Date, there shall be no effective injunction, writ, preliminary restraining order or any order of any nature issued by a court of competent jurisdiction restraining or prohibiting the consummation of the Transaction.

          (d) No Litigation. There shall not be threatened, instituted or pending any suit, action, investigation, inquiry or other proceeding by or before any court or governmental or other regulatory or administrative agency or commission requesting or looking toward an order, judgment or decree that restrains or prohibits the consummation of the Transaction.

          (e) Officers' Certificate. Purchaser shall have delivered to the
     Sellers a certificate, dated the Closing Date, executed by each of its general partners, and certifying the fulfillment of the conditions specified in Sections 6.01(a) and (b) hereof.

          (f) Secretary's Certificate. Purchaser shall have delivered to the
     Sellers a certificate, dated the Closing Date, executed by each of its general partners, and certifying as to its governing documents, if any, enabling actions, if any, the incumbency of its partners, and other reasonably related matters.

                                       14

          (g) Consents and Approvals. All licenses, permits, consents, approvals and authorizations of all third parties and governmental bodies and agencies (other than approvals from Purchaser's partners, which are provided for elsewhere in this Agreement) shall have been obtained, which are necessary, in the reasonable determination of counsel to the Sellers, in connection with (a) the execution and delivery by each of the parties, as appropriate, of this Agreement, (b) the consummation by each of the parties of the Transaction, or (c) the conduct by the Company of its business.

          (h) Documents. All documents to be delivered to the Sellers at the
     Closing shall be duly executed and in form and substance reasonably satisfactory to Holdings and Finance.

          (i) Other. The Sellers shall have each received such other documents or certificates as the Sellers may reasonably have requested.

     Section 6.02 Conditions Precedent to Obligations of the Purchaser. The
obligations of Purchaser under this Agreement are subject to the satisfaction or, unless prohibited by Law, the waiver by Purchaser at or before the Closing, of each of the following conditions:

          (a) Representations and Warranties. The representations and warranties of the Sellers and the Company contained herein shall be true, complete and accurate as of the date when made and at and as of the Closing Date as though such representations and warranties were made at and as of such date.

          (b) Performance. The Sellers and the Company shall have performed and complied with all agreements, obligations and conditions required by this
     Agreement to be so performed or complied with by them at or prior to the
     Closing.

          (c) No Injunction. On the Closing Date, there shall be no effective injunction, writ, preliminary restraining order or any order of any nature issued by a court of competent jurisdiction restraining or prohibiting consummation of the Transaction.

          (d) No Litigation. There shall not be threatened, instituted or pending any suit, action, investigation, inquiry or other proceeding by or before any court or governmental or other regulatory or administrative agency or commission requesting or looking toward an order, judgment or decree that restrains or prohibits the consummation of the Transaction.

          (e) Officers' Certificates. Each of Holdings and Finance shall have delivered to Purchaser a certificate, dated the Closing Date and executed by an executive officer, and certifying the fulfillment of the conditions specified in Sections 6.02(a) and (b) hereof.

          (f) Secretary's Certificates. Each of Holdings and Finance shall have delivered to Purchaser a certificate, dated the Closing Date, executed by its Secretary or Assistant Secretary and certifying as to its Articles of
     Incorporation, bylaws, the incumbency of its officers, and other related matters.

                                       15

          (g) Consents and Approvals. All licenses, permits, consents, approvals and authorizations of all third parties and governmental bodies and agencies (other than approvals from Holdings' and Finance's Boards of
     Directors and sole stockholder, which are provided for elsewhere in this
     Agreement) shall have been obtained which are necessary, in the reasonable determination of counsel to the Purchaser, in connection with (a) the execution and delivery by each of the parties, as appropriate, of this
     Agreement, (b) the consummation by each of the parties of the Transaction or thereby.

          (h) Documents. All documents to be delivered by each of Holdings and
     Finance to Purchaser at the Closing shall be duly executed and in form and substance reasonably satisfactory to Purchaser.

          (i) Other. Purchaser shall have received such other documents or certificates as Purchaser may reasonably have requested.

                                  ARTICLE VII

                            TERMINATION OF AGREEMENT

     Section 7.01 Termination of Agreement. This Agreement may be terminated at any time prior to the Closing:

          (a) by mutual agreement of the Sellers and Purchaser;

          (b) by the Sellers on or after August 30, 2004, if any of the conditions provided in Section 6.01 hereof of this Agreement have not been met or, to the extent permitted by applicable law, have not been waived in writing by the Sellers prior to such date; or

          (c) by Purchaser, on or after August 20, 2004, if any of the conditions provided in Section 6.02 hereof have not been met or, to the extent permitted by applicable law, have not been waived in writing by
     Purchaser prior to such date.

     Section 7.02 Procedure Upon Termination. In the event of termination by any party pursuant to Section 7.01 hereof, written notice thereof shall promptly be given to the other parties and the Transaction shall be terminated, without further action by any party. If the Transaction is terminated as provided herein, then:

          (a) The terminating party shall return all documents, work papers and other material of any other party relating to the Transaction, whether so obtained before or after the execution hereof, to the party furnishing the same; and

          (b) all confidential information received by any party to this
     Agreement with respect to the business of any other party, or its subsidiaries or affiliates, shall be treated in accordance with Section
     5.06 hereof, and Section 5.06 hereof shall remain in full force and effect notwithstanding the termination of this Agreement.

                                       16

                                  ARTICLE VIII

                                 INDEMNIFICATION

     Section 8.01 Indemnification by the Sellers. The Sellers jointly but not severally, agree to indemnify, defend and hold Purchaser harmless from and in respect of any and all losses, that Purchaser may incur arising out of or due to
(i) any inaccuracy of any representation or warranty of the Sellers contained in this Agreement or the breach of any other material agreement or covenant of the
Sellers contained in this Agreement, (ii) any liability arising from a claim brought by any person for actions taken by the Sellers which exceeded their rights as shareholders under Nevada law, and (iii) any liability arising in respect of salary, benefits, severance or other employment related expenses for
Donna Blohm, Sandi Pacheco and Sheila Hayes or any cost incurred in connection with transferring such employees from the payroll of the Company or the Company
Subsidiaries to Holdings as of August 1, 2004.

     Section 8.02 Indemnification by Purchaser. Purchaser agrees to indemnify, defend and hold the Sellers, their officers, directors and affiliates, harmless from and in respect of any and all losses, damages, costs and reasonable expenses (including, without limitation, reasonable expenses of investigation and defense fees and disbursements of counsel and other professionals) that the
Sellers may incur arising out of or due to any inaccuracy of any representation or warranty of Purchaser contained in this Agreement and the breach of any other material agreement or covenant of Purchaser contained in this Agreement.

     Section 8.03 Indemnification by the Company. The Company agrees to indemnify, defend and hold each of the Purchaser and the Sellers, and each of their officers, directors, employees and affiliates (each an "Indemnified
Party"), harmless from and in respect of any and all losses that such
Indemnified Party may incur arising out of or due to any claim, liability, loss, damage or other cost or expense relating to the business of the Company or the
Company Subsidiaries that is brought against, names or joins such Indemnified
Party from and after the date of this Agreement, whether or not it relates to circumstances in existence before or after the date of this Agreement, including, without limitation (i) any claim or action by any current or former officers, directors or employees of the Company relating to the operation of the
Company, their employment by the Company, or the termination thereof, or the terms of this Transaction, and (ii) any and all claims, suits or actions
(including those already pending) brought or asserted by Roy Pardini and his family relating any of their employment by the Company, loans thereto or investments therein; provided, however, that the Company's obligations hereunder shall not include indemnification for (x) any liability arising from a claim brought by any person against the Sellers for actions taken by the Sellers which exceeded their rights as shareholders under Nevada law, (y) the claims referred in Section 1.01 (12) and (z) any liability arising in respect of salary, benefits, severance or other employment related expenses for Donna Blohm, Sandi
Pacheco and Sheila Hayes or any cost incurred in connection with transferring such employees from the payroll of the Company or the Company Subsidiaries to
Holdings as of August 1, 2004.

     Section 8.04 Indemnification Claims. If there occurs an event which a party hereto asserts is an indemnifiable event pursuant to Section 8.01, 8.02 or 8.03, such party (the "Indemnified Party") shall notify the other party (the
"Indemnifying Party") promptly. If such

                                       17

event involves (i) any claim or (ii) the commencement of any action or proceeding by a third person, the Indemnified Party will give such Indemnifying
Party prompt written notice of such claim or the commencement of such action or proceeding. Such notice shall be a condition precedent to any liability of the
Indemnifying Party hereunder; provided, however, that the failure to provide prompt notice as provided herein will relieve the Indemnifying Party of its obligations hereunder only to the extent that such failure prejudices the
Indemnifying Party hereunder. In case any such action shall be brought against any Indemnified Party and it shall notify the Indemnifying Party of the commencement thereof, the Indemnifying Party shall be entitled to participate therein and, to the extent that it shall wish, to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party and, after notice from the Indemnifying Party to the Indemnified Party of such election so to assume the defense thereof, the Indemnifying Party shall not be liable to the
Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by such party in connection with the defense thereof. The
Indemnified Party agrees to cooperate fully with the Indemnifying Party and its counsel in the defense against any such asserted liability. The Indemnified
Party shall have the right to participate at its own expense in the defense of such asserted liability. No Indemnifying Party shall consent to the entry of any judgment or enter into any settlement without the consent of the Indemnified
Party (A) if such judgment or settlement does not include as an unconditional term thereof the giving by each claimant or plaintiff to each Indemnified Party of a release from all liability in respect to such claim, (B) if such judgment or settlement would result in the finding or admission of any violation of law, or (C) if as a result of such consent or settlement injunctive or other equitable relief would be imposed against the Indemnified Party or such judgment or settlement could interfere with or adversely affect the business, operations or assets of the Indemnified Party.

                                   ARTICLE IX

                                  MISCELLANEOUS

     Section 9.01 Survival of Representations and Warranties. Unless explicitly stated otherwise, representations, warranties, covenants and agreements shall expire at the Closing.

     Section 9.02 Commissions. No party hereto has employed any investment banker, broker, finder or similar agent in connection with any transaction contemplated by this Agreement.

     Section 9.03 Definition of Knowledge. For the purpose of this Agreement, the phrases "to the best knowledge" of any party and "known" and words of like effect shall mean to the best knowledge of such party and each officer or partner of such party.

     Section 9.04 Expenses, Taxes, Etc. Except as otherwise provided herein, in the event of the termination of this Agreement prior to Closing, each of the parties hereto shall pay all fees and expenses incurred by it or any of its affiliates in connection with the transactions contemplated by this Agreement.

                                       18

     Section 9.05 Successors and Assigns. No party shall have the right to assign all or any part of its interest in this Agreement without the prior written consent of the other parties, and any attempted transfer without such consent shall be null and void.

     Section 9.06 No Third-Party Benefit. Nothing in this Agreement shall be deemed to create any right or obligation in any Person not a party hereto and this Agreement shall not be construed in any respect to be a contract or agreement in whole or in part for the benefit of or binding upon any Person not a party hereto.

     Section 9.07 Entire Agreement; Amendment. This Agreement, the Exhibits, the
Appendices and the Disclosure Schedule hereto constitute the entire agreement among the parties hereto with respect to the transactions contemplated herein and supersede all prior oral and written agreements, memoranda, understandings and undertakings between the parties hereto relating to the subject matter hereof. This Agreement may not be modified, amended, altered or supplemented except by a written instrument executed and delivered by each of the parties hereto.

     Section 9.08 Reformation and Severability. If any provision of this
Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term hereof and such illegality, invalidity or unenforceability does not result in a material failure of consideration, then;

          (a) in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable; and

          (b) the legality, validity and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby.

     Section 9.09 Notices. All notices, claims, certificates, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or mailed (registered or certified mail, postage prepaid, return receipt requested) as follows:

     If to Holdings or Financial (or to the Company prior to the closing):

          Pacific Holdings Group
          2901 North Dallas Parkway, Suite 100
          Plano, Texas  75093
          Attention: Paul J. Weber, Esq.

     with a copy to:

          Coudert Brothers LLP
          1114 Avenue of the Americas
          New York, NY 10036
          Attention: Marilyn Selby Okoshi, Esq.

                                       19

     If to Purchaser:

          AutoCorp Acquisition Partners
          1701 Legacy Drive
          Suite 220
          Frisco, Texas  75034
          Attention:  Charles Norman General Partner

     If to the Company subsequent to the Closing:

          AutoCorp Equities, Inc.
          1701 Legacy Drive
          Suite 2200
          Frisco, Texas  75034
          Attention:   Charles Norman President

or to such other address as the person to whom notice is to be given may have previously furnished to the other in writing in the manner set forth above, provided that notice of a change of address shall be deemed given only upon receipt.

     Section 9.10 Number and Gender. When the context in which words are used in this Agreement indicates that such is the intent, words in the singular number shall include the plural and the masculine gender shall include the neuter or female gender as the context may require.

     Section 9.11 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND
CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF TEXAS,
WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES THEREOF.

     Section 9.12 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

            [The remainder of this page is intentionally left blank.]

                                       20

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties hereto on the date first above written.

                                       HOLDINGS:

                                       PACIFIC HOLDINGS GROUP

                                       By: /s/ Caroline Lee
                                           ------------------
                                       Name: Caroline Lee
                                       Title: General Manager

                                       FINANCIAL:
                                       PACIFIC FINANCIAL GROUP, INC.

                                       By: /s/ Caroline Lee
                                           ------------------
                                       Name: Caroline Lee
                                       Title: General Manager

                                       THE COMPANY:
                                       AUTOCORP EQUITIES, INC.

                                       By: /s/ Terri Ashley
                                           -----------------
                                       Name: Terri Ashley
                                       Title: Vice President

                                       PURCHASER:
                                       AUTOCORP ACQUISITIONS PARTNERS

                                       By: /s/ Charles Norman
                                           ------------------
                                                Charles Norman General Partner

                                       By: /s/ Peter D. Ubaldi
                                           -------------------
                                               Peter D. Ubaldi General Partner

                                       21